1H04 Performance July 13, 2004

I. 1H04 Operating Results II. Management Environment III. '04 Business Plan [Revised] Contents

The figures provided in this presentation are based on unaudited financial statements. Certain numbers may be presented differently once audited, and the company takes no responsibility and accepts no liability for such changes. Operating results are based on non-consolidated financial statements.

I. 1H04 Operating Performance - Key Management Performance II. Management Environment III. '04 Business Plan [Revised] Contents - Operating Results

Production/Sales (Unit: 000 ton) '03 '03 1H04 (B) 1H (A) 2H 1H04 (B) YoY (B/A) (%) Crude Steel Crude Steel 14,031 14,869 14,790 5.4 Product Product 13,442 14,112 14,150 5.3 Sales Volume Sales Volume 13,803 14,398 14,344 3.9 Domestic 10,581 10,775 10,602 0.2 Export (%) 3,222 (23.3) 3,623 (25.2) 3,742 (26.1) 16.1 (-) Inventory Inventory 359 352 338 ^5.8 ^. Crude Steel production increased due to the FINEX Demo Plant and # 3 STS Steel Making Operation ^. STS Exports increased from 209.6 thousand tons (1H03) to 484.5 thousand tons (1H04)

Sales by Product (Unit:000 ton) '03 '03 1H04 (B) 1H (A) 2H 1H04 (B) YoY (B/A) (%) HR 4,325 4,578 4,406 30.7 PLATE 1,543 1,427 1,632 11.4 WIRE ROD 963 1,006 995 6.9 CR 4,533 4,748 4,813 33.6 SILICON STEEL 285 371 358 2.5 S T S 668 903 969 6.8 OTHERS 1,486 1,365 1,171 8.1 TOTAL 13,803 14,398 14,344 100 ^ HRC Sales decreased as CRC Sales increased

Exports by Region (Unit:000 ton) '03 '03 1H04(B) (Export ratio by region) 1H (A) 2H 1H04(B) (Export ratio by region) YoY (B/A) (%) China 1,182 1,330 1,419 (38%) 20.1 Japan 688 776 801 (21%) 16.4 East Asia 569 578 604 (16%) 6.2 USA 287 253 330 (9%) 15.0 Others 496 686 588 (16%) 18.3 Total 3,222 3,623 3,742 (100%) 16.1 ^ Export ratio: 26.1% based on sales volume, 30.9% based on sales revenue CR HR STS PLATES SILICON STEEL WIRE RODS OTHERS Sales Mix(%): 48.9 27.4 13.0 4.5 3.5 2.1 0.7

Income Statement (Unit: bn Won) '03 '03 1H04 (B) YoY (B/A) (%) 1H (A) 2H 1H04 (B) 1Q YoY (B/A) (%) Sales Sales 6,788 7,571 9,039 4,285 33.2 Operating Profit Operating Profit 1,559 1,499 2,196 1,008 40.9 Margin(%) 23.0 19.8 24.3 23.5 - Recurring Profit Recurring Profit 1,377 1,286 2,261 1,012 64.2 Net Profit Net Profit 1,019 962 1,634 720 60.4 ASP (000Won) Carbon 417 430 501 462 20.1 ASP (000Won) STS 1,635 1,703 2,156 2,158 31.9

Financial Structure (Unit: bn Won) '03 '03 1H04 (B) 1H (A) 2H 1H04 (B) YoY (B/A) (%) Assets Assets 17,622 18,407 19,256 4.6 Current Fixed 4,683 12,939 5,328 13,079 6,193 13,063 16.2 ^ 0.1 Total Liabilities Total Liabilities 5,392 5,449 5,150 ^ 5.5 Borrowings (Foreign: bn US$) 3,835 (1.9) 3,580 (2.0) 2,991 (1.7) ^ 16.5 Equity Equity 12,230 12,958 14,106 8.9 ^. Increase in Cash & Cash equivalent due to higher sales and profit ^. Repayment of domestic corporate bonds (KRW 300 bn) & early repayment of bank loan (US$ 150mn)

Key Financial Ratios

posco

Operating Margin (%)


24.3
21.3
15.6
12.9
'01
'02
'03
'04.1H

EPS (KRW)


36,744
24,306
13,442
10,043
'01
'02
'03
'04.1H

Equity Ratio (%)


73.3
70.4
65.7
57.9
'01
'02
'03
'04.1H

EV/EBITDA (x)


5.4
4.5
3.4
2.3
'01
'02
'03
'04.1H

PER (x)


12.1
8.8
6.7
4.0
'01
'02
'03
'04.1H

Nominal Dividend Rate (%)


120
70
50
'01
'02
'03
'04

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I. H04 Operating Performance - Operating Results II. Management Environment III. '04 Business Plan [Revised] Contents Key Management Performance

#5, 6 CGL Construction Capacity Expansion in China To meet growing demand for GA & Increase sales of high value-added products ? Capacity: Automobile-use GA/GI 850 thousand tons/yr ? Construction Period - #5 CGL : Feb. '04 ~ Oct. '05 - #6 CGL : Sept. '04 ~ Jun. '06 1.2 1.3 1.7 2.1 '04 '05 '06 '07 (Unit :mn ton) Continuous capacity expansion to meet the regional high demand 0.9 1.4 1.7 2.3 4.4 '02 '03 '04 '06 '08 (Unit :mn ton) ? STS HR Plant in Zhangjiagang - Syndicate Loan Agreement: April '04 - Facility Supply Contract: June '04 ? POS-SPC Operation (May '04) - Capacity: 200 thousand tons/yr ? CR Plant Construction in Benxi (June'04 ~ May'06) - Capacity: 1.8 mn ton/yr [GA Production Capacity Forecast] [Production/Supply Capacity in China] Enhancing Future Growth

Enhancing Future Growth

posco

LNG Terminal Construction & LNG Direct Import

❑ LNG Terminal Construction

- Location : Kwangyang Steel Works
- Facility : Accommodates a 14,500m³-sized vessel, LNG Tank (100 thousand kℓ × 2)
- Commercial Operation : July '05
- Construction in progress : 67% (as of June '04)

❑ LNG direct import contract (July 1st '04)

- Supplier : Indonesia Tangguh Project (Operator : BP)
- Contract Terms: 550 thousand ton/yr, 20years('05~'25)
- Effect : Expect to reduce purchasing cost of LNG

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1H03 1H04 Others 1486 1171 HR 6831 7033 CR 4828 5171 STS 668 969 Enhancing Competitiveness Higher production & Profit through high value-added products 14,344 ? Improvement in Product Mix ? Increase of High value-added products sales ? 8 Strategic Products - Automobile Steel, High grade API, STS 400, High grade Silicon Steel, Tire Cord, Shipbuilding-use TMCP Steel, Cr-Free Coated Steel, High Carbon Steel [8 Strategic Products Sales volume ratio] 13,803 thousand ton 1H03 1H04 * HR, Plate, Wire Rod included 8.2 49.0 36.0 6.8 10.7 49.5 35.0 4.8 '03.? '03.? '04 ? '04. ? ??? 1716 2207 2511 2666 ?? 12.7 15.7 17.9 19 1H03 2H03 1H04 2H04(F) 1,716 2,207 2,511 12.7 15.7 17.9 2,666 19.0 (000tons) (%)

? Process Flow : Direct connection between the Iron Making and Rolling processes exempting the Casting Process ? Effect ? Construction Period: ('04.2 ~ '06.5) ? Capacity : 600 thousand tons/yr Conventional 200 mm 2.7 ~ 6 mm 500 m 32 mm 70 m Coil Caster Roller(HR) Grinding Roller Reheater Iron Making Strip Casting 1.6 ~ 3. 0 mm 70 m Coil Iron Making S/C ? Reduce STS Operating Cost ? Increase Carbon HR production: 550 thousand ton/yr ? Energy consumption & Environmental Pollutants Reduction: 85 ~ 90% Enhancing Competitiveness Technology Innovation : STS Strip-Casting Demo Plant Construction

Enhancing Competitiveness

posco

Higher production of Strategic Products: Hydro Forming Plant Construction

- **Process Flow:** Formation of complex automobile parts through hydro-pressure



Conventional
Sheet
Tube
H/F Process
Bending
Hydro Pressure
Pressing
Hydro Pressure
Hydroforming
Welding
Final Product

- **Construction Period:** June '04 ~ March '05
- **Capacity :** 1 mn units/yr
- **Effect**
  - Expand supplies of TWB, Hydroformed parts to Auto Manufacturers
    - 15% Cost Reduction of automobile parts & 30% lighter
  - Enter the Down Stream Industry of High Value-added products

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Management Reform Incorporate a POSCO 6 sigma Train employees to become 6 ? experts ? Belt issuers : Master Black Belt - 47 pp, Black Belt - 132 pp, Green Belt - 798 pp Promote joint projects with Suppliers/Contractors to strengthen partnership ? Expand projects in collaboration (5 ? 12) Enhance Management Transparency ? Promotion of Corporate Sustainability Mgt. ? Economy: Profit making & Clean Reward ? Environment: Assess an economy efficiency on an environmental level ? Society: Contribute to a social development ? Stakeholder: Expand partnership ? Establishment of an Internal Control Evaluation System ? Enhancement of accuracy of financial disclosures ? Introduction of Internal Control System ? Nominated as the most efficient Corporate Governance Company ( Jun. '04) 1.6 ? 3.5 ? As-was As-is Sigma Level

The most competitive Steel Company POSCO Bao Nucor CSC NSC Acelor Profitability 10 (10) 10 (10) 6 (6) 8 (8) 3 (3) 4 (4) Dominance country 10 (10) 7 (7) 5 (4) 9 (10) 7 (7) 7 (7) Skilled workforce 10 (10) 7 (7) 10 (10) 8 (8) 10 (10) 8 (8) Cash Operating Cost 9 (9) 8 (8) 5 (8) 8 (8) 6 (6) 6 (6) Access to outside funds 10 (10) 9 (9) 10 (10) 9 (9) 7 (7) 4 (4) Environment & Safety 9 (9) 9 (9) 9 (9) 9 (9) 9 (9) 9 (9) Product Quality 10 (9) 8 (7) 6 (6) 8 (8) 10 (10) 8 (8) Weighted Average 8.17 (7.96) 7.60 (7.25) 6.66 (6.86) 6.80 (6.75) 6.21 (6.09) 5.61 (5.53) Ranking 1 (1) 3 (3) 9 (6) 8 (8) 12 (13) 19 (17) * WSD 2003,2004, **() '03yr Results

I. 1H04 Operating Performance III. '04 Business Plan [Revised] Contents II. Management Environment - World Steel Industry - China Steel Industry - Share Price Trend

World Steel Industry US EU China [Price Trend of HRC by Region] Price gap will narrow as a result of increasing supply to high priced market Steel price in Asia would sustain upward trend ? World steel demand growth maintained (6.1%) - Stable demand growth in China - Higher economic growth in East EU & Asia - Economic recovery in developed countries ? Slowdown of Production expansion due to a tight raw material market - 7.2%('03)? 5.7% ('04F) ? Upward trend of steel price would sustain (U$/ton) ^ Price gap among regions increased due to the China Tightening Policy - HR Price Jun. '04 (U$/ton) US - 597, EU - 570, China - 440

? Investment : Slowdown of growth in fixed asset investment in the Steel Industry -96.2('03) ? 76.6% ('04. Jan. ~ May) ? Production : Expansion slowdown due to Investment Restrictions in the Steel Industry - Growth of crude steel production: '03 - 21.6%, April '04 - 20.6% , '04 May - 13.3 ? Import : Decrease in construction steel consumption, expect steady increase in Flat Steel - Steel Imports in May '04 reduced 30.2% YoY ? Steel Price : After a temporary price fall in the 2Q04, Expected to rebound - HRC price (U$/t)498 ('04 Highest) ? 403 (May '04) ? 418 (June 22,'04) ? 423 (July 6, '04) ? Impact from the Tightening Policy China Steel Industry ? China Industry Demand Prospect : Soft landing with 8% GDP growth Unit 2003 2004(F) Auto Production 10 thousand 444.39(36.7%) 516.4 (16.2%) Home Appliances Production million 160.50(35.2%) 208.7 (30%) Shipbuilding 10thou.GT 631.75(13.5%) 707.6 (12%)

Share price Trend of Major Steel Mills '01.1.1 '04.6.30 ? Outstanding performance of POSCO shares relative to competitors POSCO CSC NUCOR NSC TK POSCO CSC NUCOR NSC TKS Share price performance (Jan. 1, '01 = 100) 194 171 193 68 84 Crude Steel Production ('03, mn tons) 28.9 11.3 19.6 30.1 17.0 Operating profit ('03, mn U$) 2,556 1,198 904 768 608 [ Operating profit & Share price Trend ]

^. 1H04 Operating Performance ^. Management Environment Contents ^. '04 Business Plan [Revised]

(mn ton, bn Won) 2003 2004 (F) 28.9 29.7 27.5 28.5 14,359 18,760 3,059 4,554 Production Product Sales Revenue Operating Income '04 Business Plan The above data represents financial objectives of the company and should not be considered for investment decisions ? To cope with the changing business environment, the business plan has been revised every quarter